Mail Stop 3561

July 1, 2008

Mr. Gerald Lau
President and CEO
Biopack Environmental Solutions, Inc.
18/F Metroplaza Tower II
223 Hing Fong Road,
Kwai Chung, New Territories
Hong Kong

> **Re:** **Biopack Environmental Solutions, Inc**
> **Form 10-KSB for the Fiscal Year Ended**
> **December 31, 2006**
> **File No. 000-29981**

Dear Mr. Lau:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: E. Minsky, Clark Wilson LLP